

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 20, 2010

<u>Via US Mail and Facsimile: (269) 923-3582</u>

Roy W. Templin
Executive Vice President and Chief Financial Officer
Whirlpool Corporation
2000 North M-63
Benton Harbor, MI 49022-2692

> **Re:** **Whirlpool Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 17, 2010**
> **File No. 001-03932**

Dear Mr. Templin:

We have reviewed your response letter dated May 13, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Part III Information Incorporated by Reference to Definitive Proxy Statement

Compensation Discussion and Analysis, page 28

1.   We note your response to comment two in our letter dated April 29, 2010. In the first paragraph of this response, the company undertakes to disclose in future filings compensation program targets based on certain company-level measures (i.e., EPS, free cash flow and revenue growth) where the company has previously disclosed corporate financial objectives based on the same measures and such targets are a material component of the Company's compensation policies. Please note that, regardless of whether you continue to disclose corporate financial objectives based on these measures, we believe that disclosure of these compensation program targets is required if they remain a material component of the company's compensation policies. Please confirm you will comply with this comment in future filings.

2.   As you note on page seven of your response to comment two in our letter dated April 29, 2010, "operating profit, operating margin and return on equity can be derived from the Company's year-end financial statements." After considering your arguments for competitive harm notwithstanding this fact, we continue to believe disclosure of these compensation program targets is required if they remain a material component of the company's compensation policies. Please confirm you will comply with this comment in future filings.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director